UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

665531 109

(CUSIP Number)

Bahram Akradi

4600 Kings Point Road

Minnestrista, MN 55331

(952) 229-7477

With a copy to:

Jay L. Swanson

Jonathan B. Abram
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
(612) 340-2600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 25, 2017

(Date of Event Which Requires Filing of this Statement)

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109	Page 2 of 5

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahram Akradi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,000,000
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 6,000,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.47%(1)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

____________________

(1)	Calculated based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

CUSIP No. 665531 109	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 4 amends and supplements the statement on Schedule 13D and Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such statement filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on October 11, 2016, March 10, 2017, April 20, 2017 and May 8, 2017, respectively, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, MN 55391.

The Reporting Person beneficially owns 6,000,000 shares of the Common Stock (the “Subject Shares”)(2). The Subject Shares represent approximately 9.47% of the issued and outstanding shares of Common Stock based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

Item 2.	Identity and Background

(a)	This Amendment No. 4 to the Schedule 13D is filed by Bahram Akradi (the “Reporting Person”).

(b)	The Reporting Person’s home address is 4600 Kings Point Road, Minnetrista, MN 55331.

(c)	The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. (“Life Time”). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time, known as the “Healthy Way of Life Company,” helps members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments. The address of Life Time’s corporate offices is 2902 Corporate Place, Chanhassen, MN 55317.

(d),(e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person funded the transactions pursuant to which he obtained beneficial ownership of the Subject Shares with the Reporting Person’s own personal funds.

The Reporting Person has purchased the Subject Shares for aggregate consideration (including brokerage commissions) of $20,338,919. The Reporting Person also has sold shares of Common Stock for aggregate consideration (including brokerage commissions) of $2,209,269.

Item 4.	Purpose of Transaction

Item 4 of the statement on Schedule 13D and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto is hereby amended and supplemented by adding the following information at the end of Item 4.

On May 25, 2017, the Reporting Person sent a letter to Richard Weber, Chairman of the Board of Directors of the Issuer. The letter is attached here to as Exhibit B and is incorporated by reference in this Item 4 in its entirety.

____________________

(2)	Of the Subject Shares, 30,000 shares are owned indirectly by the Reporting Person through the 401(k) plan of Life Time Fitness, Inc.

CUSIP No. 665531 109	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a), (b)	Based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2017 filed on May 8, 2017, there were 63,327,589 shares of the Common Stock issued and outstanding as of May 1, 2017.

Based on the foregoing, the 6,000,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 9.47% of the shares of the Common Stock issued and outstanding.

The Reporting Person has sole voting power and sole dispositive power with respect to the Subject Shares.

(c)	Exhibit A, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of the Common Stock that were effected in the past 60 days by the Reporting Person.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be filed as Exhibits

Exhibit A Trading Data.
Exhibit B Letter, dated May 25, 2017.

CUSIP No. 665531 109	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

Bahram Akradi

EXHIBIT A

Trading Data

Trade Date	Purchase/Sale	No. of Shares Purchased/Sold	Price Per Share(1)	Nature of Purchase/Sale
April 17, 2017	Purchase	375,378	$2.3489	Open Market
April 18, 2017	Purchase	104,622	$2.3989	Open Market
May 4, 2017	Purchase	175,572	$1.9950	Open Market
May 4, 2017	Purchase	224,428	$2.0200	Open Market
May 5, 2017	Purchase	17,500(2)	$1.9450	Open Market
May 5, 2017	Purchase	269,400	$1.9450	Open Market
May 5, 2017	Purchase	105,578	$1.9700	Open Market
May 5, 2017	Purchase	25,022	$1.9950	Open Market
May 8, 2017	Purchase	180,000	$2.17	Open Market
May 18, 2017	Purchase	210,000	$1.66	Open Market
May 19, 2017	Purchase	30,000	$1.72	Open Market
May 22, 2017	Purchase	150,000	$1.81	Open Market

_______________

(1)	Including any brokerage commissions.
(2)	These shares were purchased for the account of the Reporting Person in the 401(k) plan of Life Time Fitness, Inc.

EXHIBIT B

Mr. Richard Weber

Chairman, Board of Directors

Northern Oil and Gas, Inc.

315 Manitoba Avenue, Suite 200

Wayzata, MN 55391

Richard,

As you know, I currently own 9.47% of the shares of Northern Oil and Gas, Inc., (“Northern” or the “Company”), and I am the second largest shareholder of the Company. We have discussed over the past several months the performance of the Northern’s stock price, and my strongly held view that the Company is greatly undervalued by the market. I have prepared the attached presentation to the Board that contains concrete actions that I believe will help to unlock the current value of Northern for all of its shareholders. I believe these actions are necessary for Northern to honor its obligations to its shareholders. I also am filing this letter publicly along with the presentation for consideration by all of Northern’s shareholders.

Among the necessary actions detailed in the presentation are the following:

1)	Improve Communication to the Market

The Company does not provide to the market sufficient information and detail for the market to adequately value the Company’s shares. The Company should immediately take the following actions to rectify this lack of communication:

a)	Provide Detail on the Company’s Strategic Evaluation

Northern announced it was undergoing a Strategic Evaluation in August 2016 and has not provided a substantial update since. Given the lack of clarity on what has transpired and what options are currently being considered, investors are waiting on the sideline until the process concludes. Furthermore, investors likely are factoring in the most dilutive and least desirable outcomes in their models when valuing the Company.

The Company should provide an update on the Strategic Evaluation, what has transpired, what the Company has evaluated, and what solutions the Company is considering.

b)	Open up the “Black Box”

Investors historically have described Northern as “a Black-Box.” Without a high degree of clarity on what the Company owns or how their asset will be developed, the market will default to overly conservative assumptions and undervalue the Company.

Northern should begin holding annual analyst days and provide a large, detailed asset overview presentation for the meeting. The Company should break its acreage into several development areas, and the presentation should detail the following by those areas: gross/net acreage, net locations, single well economic assumptions, type well returns at different price decks, rigs/frac spreads active, main operators, well performance vs. type curve, estimate of gross/net wells that Northern will participate in over fiscal year, and potential valuation catalysts.

The Company should provide monthly updates that detail by area: gross/net wells that will come online within 90 days, revised estimates of gross/net wells the Northern will participate in over the fiscal year, and updates on catalyst items presented during analyst day.

c)	Increase Investor Interest in the Stock

Despite significantly improved single well returns in the Bakken over the past twelve months, large long-only investors have sold their positions and only ~1% of the Company’s outstanding shares trades daily

The Company needs to deliver its story directly to investors by meeting with them to emphasize the Company’s value proposition and potential.

2)	Address Liquidity Concerns and Leverage Profile

Northern is over-levered and has liquidity concerns. To address those issues, the Company should:

a)	Shore-up the RBL Facility

Unless addressed, the Company’s RBL debt will become a current liability during 4Q17 and the facility itself will mature on 9/30/2018. Without the RBL as a source of liquidity, the Company will not be able to keep production flat at the current price deck based on its current cash position.

Northern should either i) have a new RBL facility in place or ii) extend its currently facility as soon as possible.

b)	Boost Liquidity

The Company’s only liquidity is its RBL Facility. The RBL Facility is subject to bi-quarterly borrowing base redeterminations which creates an uncertain liquidity situation for a highly levered company such as Northern.

Northern should actively sell non-core assets to boost its liquidity position.

c)	Northern is Over-Leveraged

Northern is ~5.9x levered. The Company’s leverage profile acts as an overhang on the stock

While trading near $2.00 per share limits the Company’s options, Northern can explore the following options when its stock begins to respond to better market communication and improvement in its liquidity: public equity issuances, converting notes into preferred instruments, “up-tiering” transactions, and private equity infusions.

3)	Execute Growth Strategy

As Northern improves its liquidity and stock price, it must execute on a growth strategy.

a)	Ramp-Up Non-Op Consolidation in the Bakken

With a public currency and existing scale, Northern is uniquely positioned to capitalize on the large inventory of non-operated Bakken opportunities currently being marketed.

b)	Start Proposing Wells to Bring Value Forward

Northern can propose wells in DSUs where it has a high working interest to increase its rate of development (and consequently, NAV). The Company will need a COO with experience drilling wells to pursue this strategy, which requires the capability to drill, frac, then operate wells in the event that a DSU’s current operator non-consents.

I would like to emphasize that I am exceedingly optimistic about the future of Northern. I believe that these actions, if executed without delay, will help to increase both the immediate stock price and future opportunities for the Company, to the substantial and collective benefit of all Northern shareholders.

Sincerely,

Bahram Akradi

Northern Oil & Gas: Akradi Proposed Course of Action May 2017

Disclaimer

The information contained in this presentation (the "Information") is based on publicly available information about Northern Oil and Gas, Inc. ("NOG"). Neither Bahram Akradi, nor any representative of Mr. Akradi, has independently verified any of the Information. Mr. Akradi recognizes that there may be confidential or otherwise non-public information in NOG's possession that could lead others to disagree with Mr. Akradi's conclusions. The sole purpose of presenting the Information is to inform interested parties about the proposed course of action described in this presentation (the "Proposal"). This presentation does not constitute an offer or a solicitation of any kind.

Neither Mr. Akradi nor any of his representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Information or any other written or oral communication made in connection with this presentation or the Proposal. The Information includes certain forward-looking statements, estimates and projections with respect to the anticipated future financial, operating and stock market performance of NOG in the absence of implementing the Proposal or that may result if the Proposal is implemented. Such statements, estimates and projections may prove to be substantially inaccurate, reflect significant assumptions and judgments that may prove to be substantially inaccurate, and are subject to significant uncertainties and contingencies beyond Mr. Akradi's control, including those described under the caption "Risk Factors" in NOG's filings with the Securities and Exchange Commission as well as general economic, credit, capital and stock market conditions, competitive pressures, geopolitical conditions, inflation, interest rate fluctuations, regulatory and tax matters and other factors.

Mr. Akradi and his representatives expressly disclaim any and all liability relating to or resulting from the use of the Information or any errors therein or omissions therefrom, including under applicable securities laws. The Information does not purport to include all information that may be material with respect to the Proposal or NOG. Thus, shareholders and others should conduct their own independent investigation and analysis of NOG, the Proposal and the Information.

The Information is not intended to provide the basis for fully evaluating, and should not be considered a recommendation with respect to, the Proposal, NOG, the securities of NOG or any other matter. Except where otherwise indicated, the Information speaks as of the date hereof. Neither Mr. Akradi nor any of its representatives undertakes any obligation to correct, update or revise the Information or to otherwise provide any additional materials.

The preparation and distribution of this presentation should not be taken as any form of commitment on the part of Mr. Akradi to take any action in connection with the Proposal.

Mr. Akradi has, and may in the future, buy, sell or change the form of his position in NOG for any or no reason.

1

2 I. Overview II. Situation Review III. Execution Considerations IV. Northern Valuation Considerations V. Appendix Table of Contents

I. Overview

4 Introduction (1) Assumes commodity price deck of: $55/bbl and $3.00/mmBtu Overview • While the Board and Management of Northern Oil & Gas, Inc. (“NOG” or the “Company”) have been navigating a serious commodity price downturn, I am of the firm view that the time for action is now and that there are a number of initiatives that can be set in motion over the near term to unlock shareholder value. • As the second largest shareholder of the Company — who currently owns 6.0 million shares (or 9.47%) of the common shares outstanding — I believe that I can assist the Company in developing and executing a focused operating strategy that can renew both investor interest in, and institutional demand for, Northern’s shares. • At present, Northern is trading at $1.85 per share. Based on my unrisked NAV analysis, Northern is valued at $2.55 per share (1) , using management’s guidance for modeling assumptions. • Conservatively, there is a strong argument that Northern’s unrisked NAV could top $10.00 per share (1) if the following three catalysts are effectively communicated to the market: i) actual well performance continues to exceed prior EUR guidance & closely track the levels reported by peers, ii) more wells will be completed per year driven by higher activity levels in the Basin, and iii) Basin differentials will continue to compress due to additional pipeline capacity entering service.

5 Company Highlights Source: Company filings, corporate presentations and FactSet (1) As of 3/31/2017 (2) RBL amended borrowing base to $325mm on 5/4/2017 (3) As of 5/23/2017 Overview Position: • 151,672 net acres (1) • Large net well inventory • 82% held, 84% held in North Dakota (1) Production: • 1Q17 averaged 13,299 boed, 85% crude (1) • 214.6 net producing wells (1) • 15.9 net DUCs (1) Hedges Protecting Liquidity: • Swaps ► 2017 — 1,895,000 Bbls hedged @ $52.82 (1) ► 2018 — 1,717,000 Bbls hedged @ $53.52 (1) • Costless Collars ► 2017 — 225,000 Bbls collared @ $50.00 - $60.06 (1) ► 2018 — 360,000 Bbls collared @ $50.00 - $60.25 (1) • $197 million of liquidity based on $325 million borrowing base (1,2) Enterprise Value (3) $946 million: • $117 million Market Cap (3) • $700 million 8% coupon 2020 series bonds (1) • $134 million drawn on $325 million credit facility (1,2) Legend Acreage Northern Divide Burke Mountrail Williams McKenzie Dunn Billings Golden Valley Stark Roosevelt Richland

Overview

Bahram Akradi



Founder, Chairman, & CEO of Life Time Fitness
9.47% owner of Northern Oil & Gas

- **Experienced Board Member and Leader**
- **History of Successfully Navigating Capital Markets**
- **Unbiased Equity Holder**
- **Shareholder Focused**

Professional Background and Experience:

Mr. Bahram Akradi is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. ("Life Time"). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time Fitness was acquired by two private equity firms in a transaction valued in excess of $4 billion in 2015.

Mr. Akradi founded Life Time in 1992 and has served as a director since inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. In December 2009, Mr. Akradi was appointed President of Life Time; a position he also held from 1992 through December 2007.

Mr. Akradi has over 30 years of experience in Healthy Way of Life initiatives. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its co-founder and Executive Vice President. Mr. Akradi was a founder of the health and fitness Industry Leadership Council.

He holds a Bachelor of Science Degree in Electrical Engineering from the University of Colorado.

Interest in Northern Oil & Gas, Inc:

As of May 23, 2017, Mr. Akradi owned 6.0 million shares of Northern Oil & Gas, Inc., which was equivalent to 9.47% of the common shares outstanding. Importantly, Mr. Akradi does not own any of the outstanding debt securities of the Company nor does he maintain an interest in any of the Company's oil and gas properties.

Consistent with his 13D filings, Mr. Akradi expects to engage in discussions with management, the board and other shareholders of the Company and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer. These discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

6

Overview

Strengths and Weaknesses Analysis

Strengths

The Underlying Economics of Northern's Assets Have Materially Improved

- Latest Wells Significantly Outperform Older Vintages
  - 6m avg production is up ~46% between 1Q15 and 3Q16 due to enhanced completions[1]
  - NOG's 2016 wells are out performing 2015 wells by ~59% through 240 days[2]
  - Continental, Whiting, and Oasis have increased EUR guidance 23%, 43%, and 61%, respectively, between 1Q15 and 1Q17[3]
- All the while, CAPEX has Decreased
  - Consented AFE's decreased ~24% between 4Q14 and 4Q16[2]
- Additional Takeaway Capacity Has Reduced Basin Differentials
  - For the first time in over five years, pipeline/refinery takeaway capacity will exceed Bakken production[4]
    - Bakken operators have communicated that this will reduce differentials ~34% over FY2016 levels[5]
- Stronger Well Level Returns Have Driven Increased Drilling Activity
  - The North Dakota rig count has increased ~50% between 12/16 and 5/17[8]

Northern Has Top-Tier Asset Base

- Significant Acreage Footprint Provides Scale
  - ~152k net acres that is 82% HBP[2]
- Acreage Concentration in Core of Bakken
  - ~64% in core counties of McKenzie, Mountrail, Dunn, & Williams[2]
- Operator Exposure Weighted Towards Largest, Most Sophisticated in Play
  - Over half of NOG's existing net wells are operated by public companies with enterprise values in excess of $4Bn[2]

The Company Benefits from a Strong Cash Flow Profile

- Oil Weighted Production
  - 85% of 1Q17 production was oil[2]
- Low Cash G&A Burden Signifies Efficient Operations
  - LTM Cash G&A of $2.28/boe was lower than that of CLR ($3.30/boe), WLL ($2.41/boe), and OAS ($3.50/boe)[8]
- Hedge Book Minimizes Downside Risk
  - Over 50% of 2017E production hedged above $50/bbl WTI[2]

Source: Public filings, press releases, corporate presentations, earnings transcripts, and FactSet
Note: Detailed sourcing information available in the appendix

Weaknesses

It is Difficult to Value Northern with Available Public Information

- Little Detail on Strategic Evaluation
  - Without clarity on the strategic evaluation, investors are wary to enter the stock and risk dilution/undesirable outcomes resulting from the process
- Northern is a "Black-Box"
  - Given Northern's expansive asset base and non-op profile, valuing Northern is more complicated than its operated peers
    - Without a high degree of clarity on what the Company owns or how their asset will be developed, the market will default to overly conservative assumptions and undervalue the Company

Leverage and Liquidity Concerns Weigh on the Stock

- NOG's RBL Facility Matures in 16 Months
  - Unless extended or refinanced, $134mm of RBL debt will go current in 4Q17[6]
- The Company has Limited Liquidity Outside RBL
  - RBL facilities are subject to bi-quarterly borrowing base redeterminations which creates an uncertainly liquidity situation for levered companies
- Northern is Highly Levered
  - Total Debt to LTM EBITDAX of ~5.9x at 1Q17[6]

The Market's Perception of Northern Limits Optionality

- Investors Have Lost Interest in Northern
  - Large, long-only investors have sold their positions and only ~1% of shares outstanding trade daily[7]
- The Market Doesn't Believe in NOG's Growth Story
  - Equity analysts modeling ~4% production growth between 2017 and 2018 compared to 17-23% for peers[7]
- Poor Share Price Performance Makes Capital Market Transactions Difficult
  - With equity trading below $2.00, any equity issuance or debt for equity swaps would significantly dilute existing shareholders

The Company Currently Cannot Control Growth

- Limited Ability to Propose Wells
  - In order to propose wells and bring value forward, Northern should hire both a COO and support team with operating experience drilling wells
  - That way, Northern can develop a DSU if the current operator non-consents on a NOG proposed well
- Weak Public Currency and High Debt Levels Make A&D Transactions Unlikely
  - Northern will likely need to clean its balance sheet before it can acquire larger packages

All Rectifiable Through Proposed Course of Action

7

Overview

Proposed Course of Action

- **Given the quality of Northern's asset base and the continually strengthening economics of Bakken development, I believe that NOG is fundamentally undervalued**
- **Through slight changes and executing the proposed course of action, Northern is positioned to create significant value to its stakeholders**

Priority 1: Improve Communication to the Market and Close Valuation Disconnect

- **Problem 1: Little Detail on Strategic Evaluation**
  - **Description:** Northern announced it was undergoing a strategic evaluation in August 2016 and has not provided a substantial update since. Given the lack of clarity on what has transpired and what options are currently being considered, investors are waiting on the sidelines until the process concludes. Furthermore, they are likely factoring in the most dilutive/least desirable outcomes in their models when valuing the Company
  - **Solution:** The Company should provide an update on what has transpired, what they have evaluated, and what solutions are currently being considered

- **Problem 2: Northern is a "Black-Box"**
  - **Description:** Investors have historically described Northern as "a Black-Box". Without a high degree of clarity on what the Company owns or how their asset will be developed, the Market will default to overly conservative assumptions that undervalue the Company
  - **Solution 1a:** Northern should begin holding annual analyst days and provide a fulsome, detailed asset overview presentation for the meeting. The Company should break its acreage into several development areas and the presentation should detail the following by each of those areas: gross/net acreage, gross/net locations, gross/net DUCs, single well economic assumptions, type well returns at different price decks, rigs/frac spreads active, main operators, well performance vs. type curve, estimate of gross/net wells that NOG will participate in over fiscal year, and potential valuation catalysts
  - **Solution 1b:** The Company should provide monthly updates that detail by area: gross/net wells that will come online within 90 days, revised estimates of gross/net wells the NOG will participate in over the fiscal year, the latest DUC inventory, and updates on catalyst items presented during analyst day

- **Problem 3: Investors have Lost Interest in the Stock**
  - **Description:** Despite significantly improved single well returns in the Bakken over the past several months, large long-only investors have sold their positions and only ~1% of the Company's outstanding shares trade daily
  - **Solution:** Participate in non-deal roadshows to articulate the Company's value proposition as well as increase interest in the stock

8

Overview

Proposed Course of Action (cont'd)

Priority 2: Address Liquidity Concerns and Leverage Profile

- **Problem 1: RBL Facility Matures in 16 Months**
  - **Description:** Unless addressed, the Company's RBL debt will become a current liability during 4Q17 and the facility itself will mature on 9/30/2018. Without the RBL as a source of liquidity, the Company will not be able to keep production flat at the current price deck based on its cash position
  - **Solution:** Northern should either i) have a new RBL facility in place or ii) extend its currently facility as soon as possible

- **Problem 2: The Company's Only Liquidity is its RBL Facility**
  - **Description:** RBL facilities are subject to bi-quarterly borrowing base redeterminations which creates an uncertain liquidity situation for levered companies
  - **Solution:** Northern should actively sell non-core assets to boost its liquidity position

- **Problem 3: Northern is ~5.9x Levered(1)**
  - **Description:** Northern's leverage profile acts as an overhang on the stock
  - **Solution:** While there is little (besides divestitures) that the Company can do while its stock is trading near $2.00, Northern can explore the following after its stock responds to better market communication: public equity issuances, converting notes into preferred instruments, "up-tiering" transactions, and private equity infusions (similar to what was accomplished with CWEI and GST)

Priority 3: Execute Growth Strategy

- **Strategy 1: Ramp-Up Non-Op Consolidation in the Bakken**
  - **Opportunity:** With a public currency and existing scale, Northern is uniquely positioned to capitalize on the large inventory of non-operated Bakken opportunities currently being marketed
  - **Threat:** Northern will need to increase its stock price before pursuing an acquisition strategy

- **Strategy 2: Start Proposing Wells to Bring Value Forward**
  - **Opportunity:** Northern can propose wells in DSUs where it has a high working interest in the core of the play to increase its rate of development (and consequently, NAV)
  - **Threat:** The Company will need both i) additional liquidity and ii) a COO with experience drilling wells to pursue this strategy. The latter is required as Northern needs the capability to drill, frac, then operate wells in the event that a DSU's current operator non-consents

(1) Based on: i) LTM adjusted EBITDAX of $141.9mm, ii) $134mm of RBL Debt, and iii) the face value of its $700mm senior notes

9

II. Situation Review

Situation Review

The Market Doesn't Believe in Northern's Growth Story

Commentary

- As with all small and mid cap E&P companies, Northern will be valued on its ability to efficiently grow
- Given that Northern is a non-op producer, the Company cannot control its own pace of development and thus is tied to the drilling programs of its operating partners
  - Accordingly, Northern's growth profile should strengthen as partners add rigs and complete more, better wells
- Despite the significant increases in both Bakken activity and well productivity detailed in this presentation, the market does not anticipate that Northern will experience any level of meaningful growth
  - At present, the median peer growth rate of production from 2017 to 2018 is ~5x higher than Northern's

Operating and Financial Profiles

(In $ in millions except as indicated)

			Bakken Weighted		Diversified with Bakken Exposure		
		Northern	Oasis	Whiting	Continental	Halcón	Median
Summary							
Market capitalization		$117	$2,735	$3,152	$15,762	$1,050	
Enterprise value		946	5,054	6,332	22,255	2,142	
Reserves metrics:							
Total 1P reserves (mmboe)		54	305	616	1,275	114	
% Oil		*86%*	*78%*	*64%*	*50%*	*81%*	***71%***
% NGLs		-	-	*16%*	-	*14%*	***7%***
% Gas		*14%*	*22%*	*19%*	*50%*	*6%*	***21%***
% Proved developed		*70%*	*62%*	*47%*	*41%*	*61%*	***54%***
Pre-tax PV-10%		$379	$2,628	$2,698	$6,655	$669	
Production metrics:							
Latest production (mboed)		13	63	122	214	39	
% Oil		*85%*	*78%*	*69%*	*56%*	*76%*	***73%***
% NGLs		-	-	*15%*	-	*12%*	***6%***
% Gas		*15%*	*22%*	*16%*	*44%*	*12%*	***19%***
Total 1P reserves to 2017E production		10.8 yrs	12.5 yrs	13.4 yrs	15.0 yrs	8.0 yrs	
PDP reserves to 2017E production		7.5 yrs	7.8 yrs	6.4 yrs	6.1 yrs	4.9 yrs	
Growth:							
Daily production (mboed)	2017E	14	67	126	232	39	
	2018E	14	79	147	286	48	
17E - 18E production growth %		4%	18%	17%	23%	23%	**20%**
18E - 19E production growth %		(1%)	16%	4%	14%	NA	**14%**
EBITDAX	2017E	$129.5	$696.0	$1,022.7	$2,304.9	$306.5	
	2018E	145.2	931.2	1,259.9	2,988.9	382.0	
Key Operating Areas:							
		Bakken	Bakken	Bakken DJ Basin	Bakken SCOOP / STACK	Bakken Delaware	

Lowest Growth Profile
All else equal, NOG should grow at a faster rate than peers given smaller existing production base

Source: FactSet, Company filings, Wall Street Research, and I/B/E/S consensus estimates
Notes: I/B/E/S consensus represents the median level from reports published both within 90 days and subsequent to the latest earnings release
Illustrative oil:gas ratio of 6:1 and 15:1 based on thermal and price equivalents, respectively (oil spot: $50.73, gas spot: $3.33)
Please note that median may be higher on oil, NGL, and gas percentages because of combined reporting of some revenue streams

11

Situation Review

Enterprise Value is Supported by High Debt Levels

Observations

- At a first glance, traditional enterprise valuation metrics such as EV/EBITDAX and EV/Production indicate that Northern is valued at a premium to its peers
  - NOG 2017 EV/EBITDAX of 7.3x vs peer median of 7.1x
  - NOG 2017 EV/Production of ~$69k/boed vs peer median of ~$60k/boed
- However, EV metrics do not tell the whole story given that ~88% of NOG's enterprise value consists of debt compared to ~48% for the peers
  - The face value of NOG's debt accounts for the majority of its enterprise valuation thus making the multiples appear higher than its peers
- Given Northern's debt load, equity valuation metrics such as Current Price to Cash Flow are more representative of Northern's share price performance
  - NOG trades at a 63% discount to its peer median on a Current Price / 2017E Cash Flow basis which reflects the market's limited growth sentiment

Public Company Trading Multiples

Reflects Share Performance — NOG's equity value exhibits little growth

Valuation Inflated by Debt

~88% Net Debt to EV — Highest debt load among peers

(in $ in millions except as indicated)

		Northern	Bakken Weighted: Oasis	Bakken Weighted: Whiting	Diversified with Bakken Exposure: Continental	Diversified with Bakken Exposure: Halcón	
Trading information:							
Ticker		NOG	OAS	WLL	CLR	HK	Median
Stock price (as of May 23, 2017)		$1.85	$11.52	$8.69	$42.01	$7.04	
Current price % 52w high		37%	67%	60%	70%	37%	**64%**
Market capitalization		$117	$2,735	$3,152	$15,762	$1,050	
Enterprise value		946	5,054	6,332	22,255	2,142	
Current price to:							
Cash flow	2017E	1.7x	4.9x	3.7x	7.8x	4.3x	**4.6x**
	2018E	1.5	3.4	2.9	5.6	3.0	**3.2**
Enterprise value to:							
EBITDAX	2017E	7.3x	7.3x	6.2x	9.7x	7.0x	**7.1x**
	2018E	6.5	5.4	5.0	7.4	5.6	**5.5**
Total 1P reserves ($/boe)	(6:1)	$17.49	$14.36	$10.29	$17.46	$18.77	**$15.91**
	(15:1)	19.16	16.63	11.66	24.95	19.43	**18.03**
Proved developed reserves ($/boe)	(6:1)	$25.08	$22.99	$21.73	$42.91	$30.87	**$26.93**
	(15:1)	27.49	26.18	24.62	58.54	32.49	**29.33**
2017E production ($/boed)	(6:1)	$69,026	$65,338	$50,417	$95,788	$54,862	**$60,100**
	(15:1)	75,850	75,327	55,553	129,174	58,777	**67,052**
2018E production ($/boed)	(6:1)	$66,469	$55,508	$43,078	$77,940	$44,540	**$50,024**
	(15:1)	73,001	63,906	47,311	101,970	47,562	**55,734**
PV-10%	Pre-tax	2.5x	1.7x	2.3x	3.3x	3.2x	**2.8x**
Credit statistics:							
Net debt / enterprise value		88%	46%	50%	29%	51%	**48%**
Total debt to capitalization		229%	44%	39%	60%	61%	**52%**
Net debt to net capitalization		231%	44%	39%	60%	61%	**52%**
Total debt to EBITDAX	2017E	6.4x	3.4x	3.1x	2.8x	3.6x	**3.2x**
Total debt to EBITDAX	2018E	5.7x	2.5x	2.5x	2.2x	2.9x	**2.5x**
Production ($/boed)	2017E	$60,878	$34,781	$25,390	$28,022	$27,985	**$28,004**
Corporate Rating (Moody's / S&P)		Caa2 / CCC	B2 / B+	B2 / BB-	Ba3 / BB+	B3 / B-	

Source: FactSet, Company filings, Wall Street Research, and I/B/E/S consensus estimates

Notes: I/B/E/S consensus represents the median level from reports published both within 90 days and subsequent to the latest earnings release

Illustrative oil:gas ratio of 6:1 and 15:1 based on thermal and price equivalents, respectively (oil spot: $50.73; gas spot: $3.33)

Please note that median may be higher on oil, NGL, and gas percentages because of combined reporting of some revenue streams

12

Situation Review

Acreage Valuation is Supported by High Debt Levels

Observations

- The market will only attribute value to locations that i) are economic and ii) can be drilled in a timely manner
- Accordingly locations, and by extension net acres, outside the core of the Bakken will not accrete material value to shareholders
- Like the other enterprise valuation metrics on the prior page, Northern appears to trade near its Bakken peers on a EV/Core net acre basis
  - This valuation is also misleading due to Northern's high debt load

Trading Near Peers
However, EV metrics do not account for debt load

Acreage Valuation Analysis

(in $ in millions except as indicated)

	Oasis Petroleum	Whiting	Peer Median	Northern Oil & Gas Inc.	Premium / (Discount) to Peers
Acreage Analysis					
Ticker	**OAS**	**WLL**		**NOG**	
Stock price (as of May 23, 2017)	$11.52	$8.69		$1.85	
Fully Diluted shares outstanding	237	363		63	
Market capitalization	$2,735	$3,152		$117	
(+) Net debt + preferred	2,319	3,181		829	
(-) Value of non-reserve assets	672	-		-	
Enterprise value (Reserves)	**$4,382**	**$6,332**		**$946**	
Proved developed value[1]	**$2,837**	**$3,428**		**$517**	
2017E production (mboed)	67	126		14	
Total net acres	518,000	575,742		151,672	
Total net locations	2,169	7,767		600	
Core net acres[2,3]	162,750	310,577		48,750	
Core net locations[4,5]	1,085	2,615		325	
Value of Bakken position	**$1,545**	**$2,905**		**$428**	
Adj. EV/ Total net acres ($ per acre)	$2,983	$5,045	**$4,014**	$2,824	(30%)
Adj. EV/ Total net locations ($k per location)	$712	$374	**$543**	$714	31%
Adj. EV/ Core net acres ($ per acre)	$9,495	$9,353	**$9,424**	$8,785	(7%)
Adj. EV/ Core net locations ($k per location)	$1,424	$1,111	**$1,267**	$1,318	4%

Source: FactSet, Company filings, Wall Street Research, corporate presentations, and I/B/E/S consensus estimates
(1) Assumes $55/bbl WTI and $3.00/mmBtu Henry Hub
(2) Core net acreage for OAS and NOG assumes 150 net acres per location
(3) Core net acreage for WLL includes acreage in: Dunn, McKenzie, Mountrail, and Williams
(4) OAS core net locations includes "Core" and "Extended Core" both of which are economic below $45/bbl
(5) NOG core net locations include locations that are economic below $50/bbl

13

Situation Review

Shareholder Base Evolution

Northern Shareholder Base

Investor Name	%OS	Most Recent	Historical Position (Shares) Q1 '17	Q4 '16	Q3 '16	Q2 '16	Q1 '16	Q4 '15
TRT Holdings	19.7%	12,462	12,462	12,202	12,202	12,462	12,462	7,731
Bahram Akradi	9.5%	6,000	4,133	3,413	-	-	-	-
BlackRock	8.9%	5,633	5,633	5,275	4,889	4,868	5,072	5,129
Fine Capital Partners	7.6%	4,805	4,805	5,572	5,422	4,488	5,587	6,229
Elliott Management	7.2%	4,583	4,583	2,450	-	-	-	-
Michael Reger	4.5%	2,851	2,851	2,851	2,851	4,469	4,485	4,293
Vanguard	4.3%	2,708	2,708	3,395	3,101	3,829	4,002	4,402
Schroder Investment Mgt.	4.0%	2,525	2,525	2,106	2,106	1,966	2,186	2,269
SSgA Funds Mgt.	2.1%	1,310	1,310	1,229	1,210	1,218	1,226	1,214
US Bancorp Asset Mgt.	1.9%	1,200	1,200	1,203	1,101	-	-	-
Top 10 Active Holders	**69.5%**	**44,077**	**42,210**	**39,696**	**32,882**	**33,300**	**35,020**	**31,267**
Fidelity	1.8%	1,166	1,166	1,166	4,116	6,074	6,074	9,444
Serengeti Asset Mgt.	1.8%	1,115	1,115	-	-	-	-	-
Thomas Stoelk	1.8%	1,106	1,151	1,143	1,143	1,143	482	264
Dimensional Fund Adv.	1.2%	788	788	1,074	1,367	1,675	2,011	2,361
CALPERS	1.1%	712	712	1,086	939	942	939	912
Stonehill Capital	1.1%	701	701	-	-	-	-	-
Northern Trust	0.8%	518	518	530	540	553	672	673
Citadel Advisors	0.8%	491	491	597	458	99	125	67
OxFORD Asset Mgt.	0.8%	490	490	497	523	44	-	771
Arrowstreet Capital	0.7%	454	454	748	785	666	-	-
Goldman Sachs	0.7%	418	418	376	808	505	539	1,012
Geode Capital Mgt.	0.6%	392	392	381	367	363	373	370
Erik Romslo	0.6%	355	365	300	300	300	220	120
Principal Global	0.5%	332	332	330	327	379	359	1,509
Barclays Capital	0.5%	328	328	81	2	3	4	-
Top 25 Active Holders	**84.3%**	**53,443**	**51,631**	**48,005**	**44,557**	**46,046**	**46,818**	**48,770**
Other Institutional/Retail	15.7%	9,885	11,697	15,025	20,038	18,566	16,316	14,191
Total Shares Outstanding	**100.0%**	**63,328**	**63,328**	**63,030**	**64,595**	**64,612**	**63,134**	**62,961**

Source: Data provided by FactSet
Note: Green = shareholder increased their position; Red = shareholder decreased their position. Excludes non-vested stock awards
(1) Represents shares purchased (sold) in the last twelve months of most recent filing date

Top Recent NOG Buyers (shares)(1)



Bahram Akradi 6,000
Elliott 4,583
US Bancorp 1,200
Serengeti Asset Mgt. 1,115
Stonehill Capital 701
Blackrock 561
Oxford Asset Mgt. 490
Arrowstreet Capital 454
Citadel 366
Schroder 340

Top Recent NOG Sellers (shares)(1)



(4,908) Fidelity
(2,214) GSO Capital
(1,617) Michael Reger
(1,295) Vanguard
(1,223) Dimentional
(782) Fine Capital
(646) Spark
(646) LSV Asset Mgt.
(608) Parametric
(316) Invesco

14

III. Execution Considerations

Peer Group Execution

17 Release Date Commentary 2/25/16 • Completed public equity offering to raise $185mm • Core type curve revised upward to 1,050 mboe 8/9/16 • Sale of non - core legacy wells in conventional areas for $16mm 8/9/16 • Repurchased $80 mm of outstanding notes 9/19/16 • Issuance of $275mm convertible senior notes due 2023; concurrently tendered cash offers for their notes due 2019 10/18/16 • Purchased 55k Williston acres for $785mm • Wild Basin type curve introduced at 1,550mboe 10/21/16 • Completed equity issuance for $584mm 2/1/2017 • Updated Core type curve to 1,090mboe 2/23/17 • Purchased additional acreage and producing assets for $16mm in 2016 Peer Group Execution OAS: Raised over $1Bn in the Capital Markets, Extended Debt Maturity, and Acquired 55k Net Acres in Core of Play Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 0 50 100 150 200 250 I n d e x e d p r i c e s (52.1)% (7.9)% 37.7% 56.3% asofMay23,2017 priceindexedto100on(1/1/16) NOG OAS WTI($/bbl) 3 4 5 6 1 3 4 5 6 8 A&D Other (1) Legend Source: Public filings, press releases, corporate presentations, earnings/conference transcripts, and FactSet Note: Detailed sourcing information available in appendix (1) Press release for purpose of borrowing base redeterminations and quarterly/annual earnings releases 1 8 Capital Mkts Type Curve 2 7 2 7 (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) 9 10 10 9

18 Release Date Commentary 3/18/16 • Exchange agreement with senior subordinated notes for shares 3/28/16 • Amended credit agreement to allow for issuance of second lien debt of up to $1bn 6/23/16 • Exchange agreement for nonconvertible notes to mandatory convertible notes 6/28/17 • Enhanced completion TC updated to 900mboe 8/2/16 • Sold Ward and Winkler assets for $300mm 8/9/16 • Exchange of mandatory convertible notes for additional mandatory convertible notes 10/27/16 • Super frac (10mm lbs) TC introduced at 1,500mboe 11/21/16 • Sold midstream assets for $375mm 2/23/17 • Redemption of senior notes 5/1/2017 • Enhanced completion TC updated to 1,000mboe Peer Group Execution WLL: Exchanged Over $1.8Bn in Notes, Sold $675mm in Assets, and Amended RBL Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 20 40 60 80 100 120 140 160 I n d e x e d p r i c e s (52.1)% (7.9)% 37.7% asofMay23,2017 priceindexedto100on(1/1/16) WLL NOG WTI($/bbl) Source: public filings, press releases, corporate presentations, and earnings/conference transcripts Note: Detailed sourcing information available in appendix (1) Press release for purpose of borrowing base redeterminations and quarterly/annual earnings releases 1 2 3 5 6 1 2 3 5 6 A&D Other (1) Legend Capital Mkts Type Curve 4 7 8 9 10 4 8 7 10 (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) 9

Northern Execution

20 Date Commentary 8/11/2016 • Appoints Mr. Frantz (TRT) to the Board 8/16/2016 • Announces termination of Mr. Reger and promotion of Mr. Stoelk. Discloses “strategic evaluation” 12/7/2016 • Introduces 800mboe mid - point TC on p. 11 of December Presentation (+14% over 700mboe 2015 TC) 1/27/17 • Appoints Mr. Popejoy (TRT) to the Board • Since January 2016, Oasis and Whiting have been attacking the downturn from both capital market and A&D angles: ► Oasis: – Issued ~$770mm in equity – Issued $275mm in convertible notes – Tendered for ~$370mm in existing notes – Acquired ~$800mm in assets ► Whiting: – Exchanged or redeemed over $1.8Bn in notes – Sold $675mm in assets – Amended RBL to allow $1Bn in second lien debt • In addition, both companies provided positive updates to their type curve: ► Oasis: – Increased Core Bakken type from 675 to 1,050mboe ( +55% ) ▪ Later increased to 1,090mboe ( +61% over 2015 curve) – Introduced Wild Basin Bakken Curve as 1,550mboe ( +130% over core 2015 curve) ► Whiting: – Increased enhanced type curve from 700 to 900mboe ( +29% ) – Introduced “Super Completion” type curve as 1,500mboe ( +114% over 2015 core type curve) – Further increased enhanced type curve from 900 to 1,000mboe ( +43% over 2015 curve) • Conversely, Northern’s activities include: Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 20 40 60 80 100 120 140 160 I n d e x e d p r i c e s (52.1)% (7.9)% 37.7% asofMay23,2017 priceindexedto100on(1/1/16) NOG WTI($/bbl) D&O changes Other (1) Legend Type Curve Northern Execution Source: public filings, press releases, corporate presentations, and earnings/conference transcripts (1) Press release for purpose of borrowing base redeterminations and quarterly/annual earnings releases Northern’s Optimism Has Been Costly Through the Downturn Commentary Northern Stock Performance 1 2 4 1 2 4 3 3 (2) (3) (3) (4) (5) (6) (7) (8) (8) (8) (9) (10) (9) (11)

IV. Northern Valuation Considerations

Northern Valuation Considerations

Summary

Situation Overview

- Over the past several quarters, there have been multiple thematic catalysts in the Bakken that have materially improved the return profile of the play
- While most Bakken operators have been in front of the market communicating these catalysts, Northern's management has been less aggressive in their messaging and continued to maintain a generally defensive posture

Market Valuation of Northern Oil & Gas

- Based on Northern's current trading levels, the market is valuing the company using the following assumptions:

Underselling upside potential

Highly bearish / off-market

- 800mboe Type Curve
  - *Basis for assumption:* The Company presents three type curves (700mboe, 800mboe, 900mboe) and a bar chart that has their average EUR by quarter. The 800mboe type curve represents the mid-point of the curves presented and approximately equates to the average realized EUR in 2016
- 12 Net Wells Drilled per Year
  - *Basis for assumption:* Management provided a 12 net well guidance on 3/1/17. Assuming a flat commodity environment, investors will hold this cadence for perpetuity given the negative sentiment associated with the completed well count dropping 25% between 2015 and 2016 despite crude increasing 52% between the respective Q4 earnings calls
- $8.00/bbl Bakken Differential to Cushing
  - *Basis for assumption:* Mid-point of management guidance and a slight improvement over 2016 average
- 325 Net Drilling Locations
  - *Basis for assumption:* In its April IPAA presentation, NOG discloses that there are only 325 locations that are economic at $50/bbl WTI

Current market

- $7.0mm Well Cost
  - *Basis for assumption:* Management guidance in IPAA presentation as well as average in 2016
- $55/bbl and $3.00/mmBtu flat Price Deck
  - Basis for assumption: While there has been significant volatility in the strip over the past several months, E&P equities have been consistently pricing in normalized long-term decks that average $55/bbl WTI and $3.00/mmBtu Henry Hub
- The aforementioned assumptions were incorporated into a NAV model which returned an unrisked NAV per share of ~$2.50

Valuation Implications

- Given the following trends, we believe that management guidance is overly conservative and is ultimately weighing down the performance NOG's stock:
  - Enhanced completion technology has continued to drive significantly stronger well results quarter over quarter since 1Q15
  - To capitalize on the improved well economics, the North Dakota rig count has increased ~50% between 12/16 – 5/17 and operators have communicated their intention to add additional rigs throughout the balance of this year
  - When the North Dakota Access Pipeline ("DAPL") becomes operational in June 2017, the added capacity will materially lower basis differentials in the Basin
- **Assuming those three catalysts are effectively communicated to the market, Northern's unrisked NAV per share could increase to as high as $10.80+ based on the current equity price deck**

Source: Factset, press releases, public filings, earnings transcripts, corporate presentations, and Wall Street Research

22

Drivers of Current Market Valuation

Drivers of Current Market Valuation

Guiding Markets to 800mboe Type Curve

Observations

- While management does a good job indicating that 2016 wells are significantly outperforming a 900mboe type curve ("TC"), they continue to guide the markets to a highly conservative 800mboe EUR. This is evidenced though:
  - <u>**Public Comments:**</u> Management mentions in both their 4Q16 call and the IPAA conference that they are still not comfortable with a 900mboe TC despite i) NOGs own wells are tracking 17% above the 900mboe TC through 6 months and ii) offset operators are reporting materially higher EURs.
    - Accordingly, their guidance is based on a 800mboe curve
  - <u>**Cumulative Production Chart:**</u> Despite the 2016 wells outperforming a 900mboe EUR, management depicts an 800mboe TC as a mid-point of reference between the 2015 and 2016 results
  - <u>**Average EUR Chart:**</u> The chart in the bottom right represents how Northern is modeling historic well vintages in its reserve report. The resulting ~797mboe average EUR is conservative as a Northern executive mentions that those wells are actually outperforming a 900mboe curve
- <u>**Continually pushing the markets from 900mboe towards a 800mboe type curve results in a ~$2.80 decrease in unrisked NAV per share**</u>

Cum Production Plots (IPAA Presentation)



2012 - 2014 Cum
2015 Cum
2016 Cum
700 Mboe TC
800 Mboe TC
900 Mboe TC
Cum Production (Boe)
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
1 2 3 4 5 6 7 8 9 10 11 12
Producing Months

800mboe Mid-Point

800mboe depicted mid-point between 2015 – 2016 results and type curve used in guidance

Average EUR (IPAA Presentation)



Average EUR
MBoe
35% Increase
566 460
633 518
725 425
706 469
752 571
802 385
794 338
826 464
765 593
Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16
Consented
Non-Consent

~797mboe avg

Average consented EUR in 2016 matches mid-point type curve

Source: Factset, press releases, public filings, earnings transcripts, corporate presentations, and Wall Street Research

24

Drivers of Current Market Valuation

Guidance on Completion Timing, Differentials, and Location Count

Increased Capacity = Lower Differentials

With DAPL entering service, pipeline/refining capacity will exceed Basin production

Observations

- Similar to the type curves, management has indicated the potential for upside in completion timing, differentials, and economic locations but has consistently guided to highly conservative levels:
  - <u>Completion timing</u>: During the both the 4Q16 and 1Q17 earnings releases, the Company guided to completing 12 net wells per year. This represents a ~25% decrease from 1Q16 guidance of 16 net wells per year in a lower commodity environment
  - <u>Basis Differentials:</u> The Company is guiding towards a $7.00-$9.00/bbl basis differential in 2017. Northern achieved midpoint of their guidance in 1Q17 despite i) 1Q historically exhibiting the widest differentials of the year and ii) the DAPL coming online in May 2017
  - <u>Economic Locations:</u> In both its 4Q16 and 1Q17 earnings presentation, Northern depicted 325 net locations as economic without clarity on how the well count was derived. With an improved type curve and lower differentials, more wells will become economic thus will accrete value to the company's NAV
- <u>**Without the benefit of additional wellbores becoming economic, Northern can add ~$4.65/share to its unrisked NAV by increasing net wells completed from 12 to 16 and reducing basis differentials from $8.00/bbl to $5.00/bbl**</u>

Differentials (May Presentation)



3,000
2,500
2,000
1,500
1,000
500
-
2011
2012
2013
2014
2015
2016
2017
Pipeline/Refining
Rail
Basin Production
NDIC Production Forecast

Economic Locations (IPAA Presentation)



Number of Net Locations by Commodity Price
325
466
557
607
$50 WTI $3.00 HH
$60 WTI $3.00 HH
$70 WTI $3.00 HH
$80 WTI $3.00 HH

Location Count Used in NAV

The market will only attribute value to locations that i) are economic and ii) can be drilled

25

Drivers of Current Market Valuation

Resulting Unrisked Net Asset Valuation

Commentary

Overview

- Using a bottoms-up unrisked NAV based on management's guidance, Northern is valued at ~$2.55 per share on a $55/$3.00 price deck
  - Management guidance consists of: i) an 800mboe TC, ii) 12 net wells drilled per year, iii) an $8.00 bbl Bakken differential, iv) 325 core locations and v) $7mm well cost
- On the ensuing pages, we detail three main catalysts that could drive the unrisked NAV up to over $10.80 per share without an increase in commodity prices

Observations

- Undeveloped assets valued at:
  - Total acreage basis: ~$3,000/acre
  - Core acreage basis: ~$9,700/acre[1,2]
- ~27 years to fully develop inventory assuming managements guidance
- ~67% of undeveloped value is achieved through locations drilled within 10 years. Value per net location breakdown includes:
  - Wells drilled years 1-10: ~$2.5mm per location
  - Wells drilled years 11+: ~740k per location

Northern's Unrisked Base-Case NAV

NOG Net Asset Value

(assumes: $55/$3.00 price deck)

Shares outstanding (mm): 63.3

Proved Developed Reserves	Total (mmboe)	% Liquids	Valuation ($/boe)	Valuation ($mm)	Valuation ($/share)
PDP PV10%	38	*86%*	$14.67	$560	$8.84
PNP PV10%	2	*85%*	13.77	30	0.47
Total Proved Developed Properties	**40**	***86%***	**$14.62**	**$590**	**$9.32**

Balance Sheet / Adjustments	($mm)	($/share)
Cash	$6	$0.09
Long Term Debt		
Revolving Credit Facility due 2018	($134)	($2.12)
8.0% Senior Unsecured Notes due 2020	(700)	(11.05)
Working Cap: surplus/(deficit)	(49)	(0.78)
Hedge value: gain/(loss)	(6)	(0.10)
Total Balance Sheet / Adjustments	**($884)**	**($13.96)**

Undeveloped / Unproven Reserves	Total (mmboe)	% Liquids	Valuation ($/boe)	Valuation ($mm)	Valuation ($/share)
Core Williston (drilled years 1-10)	74	*86%*	$4.09	$304	$4.80
Core Williston (drilled years 11+)	122	*86%*	1.24	151	2.39
Other Williston	–		–	–	–
Total Undeveloped / Unproven Reserves	**196**	***86%***	**$2.32**	**$455**	**$7.19**
Net Equity Value	**236**		**$0.68**	**$162**	**$2.55**

Note: Unrisked NAV per share is not indicative of future share price performance as the market will discount (or "risk") undeveloped value
(1) Assumes ~46,900 core net acres (~46,900 net acres = 325 net economic locations x ~144 acre spacing)
(2) ~144 acre spacing assumes: 10,000 average lateral, 12 wells per DSU, and 30% acreage risking

26

Bakken Valuation Catalysts

28 Summary Source: Public filings, earnings transcripts, corporate presentations, press releases, and FactSet Note: Please refer to appendix for detailed sourcing information Bakken Valuation Catalysts • There have been several thematic catalysts in the Bakken that have materially improved the return profile of the play ► Given Northern’s non - op strategy and the resulting diversified exposure across the Basin, these catalysts are manifesting themse lves in NOG’s asset base and are the Company’s primary valuation drivers over both the short and the medium term • As detailed below, the Company could do a better job communicating these themes to the market, which would bring the stock cl ose r to its intrinsic valuation Catalyst Key Considerations Northern’s Guidance Valuation Implications • Well performance is up 46% between 1Q15 and 3Q16 due to enhanced completions • NOG’s 2016 wells are outperforming 2015 wells by ~59% through 240 days • Between 1Q15 and 1Q17, CLR, WLL, and OAS increased their Bakken EUR guidance by the following: • CLR: 800 to 980 (+23%) • WLL: 700 to 1,000 (+43%) • OAS: 675 to 1,090 (+61%) • While management acknowledges the increase in well performance, they have only increased their type curve ~14% from 700 to 800mboe • By presenting a 900mboe curve as its base case, NOG would add ~$2.80 per share to its unrisked NAV • Using a 1,000mboe curve, NOG’s unrisked NAV per share would increase ~$5.50 over its 800mboe guidance levels • Given that NOG’s 2016 wells are tracking a 1,000mboe type curve, we believe this is justifiable level for guidance • The North Dakota rig count has increased ~50% between 12/16 and 5/17 to ~50 rigs • Over the past several quarters, key operators in the Basin have expressed significant ramp ups in their Bakken development programs: • CLR: 2 frac crews in 12/16, 7 crews in 5/16 with plans to go to 9 by mid - 2017 • WLL: Ramped up from 2 rigs to 4 in 3Q16. Added 5 th rig in 1Q17 • HESS: 2 rigs in 12/16, 4 rigs in 4/17 with plans to go to 6 by YE17 • OAS: Running 2 rigs and plan on increasing to 4 by mid - 2017. Anticipate picking up 5 th rig in 2018 • MRO: 1 rig in 4Q16, 7 rigs running in 1Q17 • Despite the significant increase in rig activity, Northern is guiding to 12 net wells added during the year • This represents a 25% decrease from their FY16 guidance of 16 wells per year (provided in 4Q15 earnings call) • Assuming the 800mboe guidance type curve, ramping up completed net wells per year from 12 to 16 would result in an additional ~$2.10 per share to the Company’s unrisked NAV • Completing 20 wells per year would add an incremental ~$3.90/share over Northern’s base case • Since 2014, NOG’s reported basin differentials have decreased at a ~21% CAGR • Historically, differentials are widest in 1Q due to refinery turnarounds • Northern’s differential was $8.06/bbl in 1Q17 and averaged that same level over fiscal year 2016 • For the first time in over five years, pipeline/refinery takeaway capacity will exceed Williston Basin production due to the North Dakota Access Pipeline becoming operational (first shipments in June) • Bakken operators believe this will cause basin differentials to decrease ~34% over 2016 levels to ~ $5.00/bbl on average • Northern management provided a mid - point differential guidance of $8.00/bbl • This approximately matches both the FY2016 average differential and reported 1Q17 differential • If basis differentials in the Bakken compressed from $8.00/bbl to $5.00/bbl, NOG’s unrisked NAV would increase ~$2.20 per share 1 2 3 Enhanced Completions are Rapidly Improving Well Results Strong Well - Level Returns are Driving an Increase in Drilling Activity Take - Away Capacity can Significantly Reduce Bakken Basin Differentials (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11)

Bakken Valuation Catalysts: 1) Rapidly Improving Well Results 2) Increasing Drilling Activity 3) Decreasing Basin Differentials 1

30 Commentary • Since the commodity downturn in late 2014, Bakken operators have diligently worked to increase well productivity through the adoption of enhanced completion technology • While the effectiveness of the different designs varies across the Basin, it has been generally established that the following all materially improve well performance: ► Higher proppant loads ► Shorter stage spacing ► The use of diverter technology • This progression and adoption of increasingly enhanced completion technology has resulted in a step change in well performance overtime • The chart at the top right details that 6m average production has increased ~46% in just 18 months due to the better technology Bakken Valuation Catalysts Source: NDIC Enhanced Completion Designs have Significantly Improved Bakken Well Results Well Performance Considerations 405 421 474 502 478 584 589 300 350 400 450 500 550 600 650 700 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 6m Avg. Production (boed) Well Vintage 1 ~46% Increase In 6m avg production between 1Q15 and 3Q16 Increased Proppant Drives Stronger Wells

31 Operators Using New Technology Report Latest Wells Beating Type Curve Source: public filings, press releases, corporate presentations, earnings/conference transcripts, and Wall Street Research Note: When available, referenced historical proppant use through company presentations and filings; otherwise, determined usi ng publically available data Please refer to appendix for detailed sourcing information Bakken Valuation Catalysts • The following table outlines increases in production or estimated ultimate recovery (“EUR”) that peers in the Bakken have recently reported through the use of enhanced well completion design techniques Legacy Design Current Design Commentary MRO • 600 lbs/ft proppant • Wide stage spacing • 6 - 15mm lbs proppant • 40 - 50 frac stages • Q1 Myrmidon wells beating legacy 610 MBOE curve by ~85% (30 day) • Myrmidon seeing such a strong response to the higher intensity completions that they are comparable to the best in entire MPO portfolio • ~300 lbs/ft proppant • 660 - 880 ft spacing • 30 stages • 1,400 lbs/ft proppant • 40 stages • Tighter spacing • Diverter technology • Aggressive flowback • High - capacity lift • Legacy design led to 800 mboe EUR target (2015) while current completions beat 980 mboe type curve by an average of 65% after 30 days • Producing record Bakken IP30 rates and trailing production figures, averaging 1,700 boed WLL • 5.5mm lbs proppant/well • 30 stages • 5 perf clusters per stage • Coiled tubing and cemented liner • 9 mm lbs proppant/well • 40 stages with avg. of 42 perfs per stage • Diverter Technology • Using enhanced completion technology, WLL’s recent Loomer wells are tracking 1,500 mboe type curve, beating legacy 1,000 mboe type curve by 50% after 40 days of production • Productivity increased over 80% since 2014 vintage HK • 325 lbs/ft proppant • 30 stages • Plug and perf • 500 - 1,000 lbs/ft proppant • 35 - 50 frac stages • Hybrid slickwater • Average EUR:>1,000 mboe with planned development >1,500 mboe • Recent wells with 1,000 lbs/ft show EUR improvement of 20 - 30% compared to offset operator wells • High intensity (50 stage/1,000lbs) type curve earns 120% IRR at strip QEP • 3.3mm lbs proppant/well • 33 stages • 1,000 - 1,100 lbs/ft proppant • 50 stages • Plug and perf • Average peak 24 - hour IP of 2,600 boed • Reportin g substantial drilling cost declines along with modernization of completion design Oasis • 4mm lbs proppant/well • 36 stages • 60k bbls liquid • 10 mm lb. proppant/well • 50 stages • Proppant suspension • Precision fracs • The company increased their Wild Basin type curve to 1,550 mboe following production data coming in for wells completed in 2016 using their current design • The company now expects average 2017 sand loading to be 10mm lbs (1) 1 (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18)

1

Bakken Valuation Catalysts

Northern's Acreage Position Provides Exposure to the Basin's Premier Operators

Commentary

- Despite an acreage footprint that spans the entire Williston Basin, Northern's position is heavily weighted to the core of the play
  - ~2/3rds of the Company's net acreage resides in the core counties of Mountrail, Dunn, McKenzie, and Williams
- In addition to core acreage, Northern benefits from significant exposure to the play's largest and most sophisticated operators
  - Over half of NOG's existing net wells are operated by public companies with enterprise values in excess of $4Bn
- By partnering with large companies that have both the budget and financial capacity to invest in the latest technology, Northern's undeveloped inventory will be developed with the best available completion techniques
  - This should drive NOG's well performance to increase at a steeper rate relative to the basin as a whole


Other 23%
Slawson 21%
Statoil 3%
Emerald 4%
EOG 4%
Oasis 5%
XTO 6%
Conoco 7%
Hess 7%
Whiting 9%
Continental 11%

Source: Per NOG December 2016 Presentation and FactSet

Leasehold Map


Legend
Acreage
Northern
Northern Focus Area
Presented EUR of 700+ mboe

32

33 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 Months of well results (ordered oldest to newest) Operator A Operator B Operator C Operator D Operator E Operator F Operator G Operator H Operator I Operator J Operator K Operator L • Creaming curves use historic production trends to provide an indication of future well performance Methodology • Well results are grouped by vintage month then averaged • Average month performance is then ordered from oldest to newest vintage • Each month’s average 180d cumulative production is added to the 180d cumulative production of all prior months • Both the slope of the line at any given point as well as change in slope over time illustrate well performance: ► Higher slope: higher 180d production ► Convex or increasing slope: improving well performance ► Flat or level trend line: consistent well yield ► Concave or decreasing slope: the company has drilled through its best acreage (the “cream”) and well results are worsening Observations • The earliest adopters of enhanced completion technology have exhibited the greatest “rate of change” among the grouping of operators • Operator L: Clear inflection point during the middle of 2015 (month 18) as the company shifted to more proppant, stages, and clusters • Operator G: Drastic change in well performance in mid - 2016 (month 22) resulting from a mix of shorter stages and higher proppant wells • Operator H: Exhibiting one of the steepest slopes in the group (greatest rate of change) driven partially to the implementation of higher proppant loads in its core area Bakken Valuation Catalysts Source: NDIC Note: Utilizes wells that are active and drilled subsequent to 1/1/2014 Given both i) the reporting delay of results to the NDIC and ii) the fact the chart is based on 6m post - peak average production, the latest wells on this chart were drilled in 3Q16 (1) Peers include COP, CLR, EOG, HES, HK, MRO, OAS, QEP, Slawson, STO, WLL, and XOM Creaming Curves Reflect Improving Well Performance Commentary Creaming Curve (180d avg production boe) Improving Well Results Demonstrated by general convex slope 1

34 Bakken Valuation Catalysts Overview • The map on the right circles the type curve areas for the public companies listed below • On average, offset operators guide to a ~37% higher EUR than NOG • Furthermore, as evidenced by the earning call comments, all operators are reporting that their latest wells are exceeding their guided type curve ► This indicated inherent conservatism in the peer EUR estimates Offset Operator EUR Guidance • CLR: 23% above NOG 800mboe TC ► Reported EUR: 980mboe ► Comments: Q1 17 and Q4 16 wells outperforming 980mboe curve by 55 - 65% • HK FBIR: 25% above NOG 800mboe TC ► Reported EUR: 1,000mboe ► Comments: The company anticipates that this curve will increase to 1,200mboe by using high intensity completions • WLL: 25% above NOG 800mboe TC ► Reported EUR: 1,000mboe ► Comments: Whiting’s 2015/2016 high intensity completions are tracking between 1,000mboe and 1,500mboe after full year of production ► Recent Loomis pad tracking a 1,500mboe TC • OAS Wild Basin: 94% above NOG 800mboe TC ► Reported EUR: 1,550mboe ► Comments: Wells with high proppant loads tracking above 2,000mboe curve • OAS Core: 36% above NOG 800mboe TC ► Reported EUR: 1,090mboe ► Comments: Teal pad completed with 20mm lbs of proppant tracking 1,450mboe EUR • ERF Fort Berthold: 31% above NOG 800mboe TC ► Reported EUR: 1,050mboe ► Comments: average well performance since 2014 tracking near 1,400mboe curve 2016 Vintage Performance • MRO: anticipated EUR 25% above NOG 800mboe TC ► Wells tracking 1,000mboe+ EUR through 210 days ► 2017 vintage currently outperforming 2016 through 60 days of production Source: Public Filings, corporate press releases, company presentations, and Wall Street Research Note: Please refer to appendix for detailed sourcing information Offset Operators are Reporting Materially Higher EURs than NOG’s 800mboe TC Commentary Offset Operator TC Areas (with % increase over NOG TC) Legend Acreage Northern Wells Historical wells +23% +31% +36% +25% +25% +25% +94% 1 (1) (2) (3) (4) (5) (6) (4) Operator Oasis Core Continental Halcon Whiting Oasis Wild Basin Enerplus Marathon

35 Bakken Valuation Catalysts • The callouts to the right represent recently reported pad results and their corresponding outperformance of Northern’s 800mboe type curve • Using varying forms of enhanced completion designs, WPX, MRO, QEP, and NFX all disclosed well performance significantly in excess of what NOG’s type curve would imply ► All wellbores were located within Northern’s “Focus Area” • If Northern increased its type curve ~13% to 900mboe, its unrisked NAV would increase ~ $2.80/share ► A 25% increase over its 800mboe curve to 1,000mboe would increase its unrisked NAV by $5.50/share Recent Well Results Confirm Completion Design Thesis; Drastically Beat NOG TC Observations Offset Operator TC Areas and Recent Pad Results +23% +31% +40% ~140% (IP30d) 3 wells on Lost Bridge Federal pad performing at average IP30d of 2,445 boed (~140% above NOG’s 800mboe TC ~115% (IP30d) Caribou pad performing at average IP30d of 2,145 boed (~115% above NOG’s 800mboe TC) ~70% (180d cum) Maggie South Pad (E. Myrmidon) produced ~215,000mboe through 180 days (~70% above NOG 800mboe TC after 6 months of production) +25% +25% +25% ~45% (120d cum) The 14 wells QEP drilled in 4Q16 averaged ~140,000mboe after 120 days on production (~45% above NOG 800mboe TC after 4 months) +94% 1 Source: Public Filings, corporate press releases, company presentations, and Wall Street Research Note: Please refer to appendix for detailed sourcing information (1) (2) (3) (4) Legend Acreage Northern Wells Historical wells Operator Oasis Core Continental Halcon Whiting Oasis Wild Basin Enerplus Marathon

Bakken Valuation Catalysts: 1) Rapidly Improving Well Results 2) Increasing Drilling Activity 3) Decreasing Basin Differentials 2

37 Northern Focus Area Per December Investor Presentation Bakken Valuation Catalysts Source: Data provided by NDIC Note: Wells were counted by township and range Drilling Activity Concentrated Around Northern’s Core Area Commentary New (2016) wells focused in the Bakken core • The map to the right highlights the drilling activity in the Bakken over 2016: ► The red shading and size of the circles represents the number of wells drilled in 2016 within each respective Township/Range block – High levels of activity represented by dark red and large circles Observations • A vast majority of the completion activity in 2016 was concentrated in the core of the play…well within the confines of Northern’s “Focus Area” where the company has a significant acreage position • Given that most of the completions were on or offset to Northern’s acreage, NOG’s activity level should decrease at a slower rate than the play as a whole Legend Number of wells McKenzie Williams Dunn Mountrail 2

38 Bakken Valuation Catalysts • Between the time Northern issued its initial 12 net well guidance in 4Q16 and the Company’s 1Q17 earnings release, several prominent Bakken operators more than doubled their operated rigs ► In this span, operated rigs increased from 9 to 18 among the top four operators where NOG has exposure (Slawson, CLR, WLL, & HES) • Despite the significantly higher activity, Northern reconfirmed its well guidance which signals a decoupling of Bakken rig counts to NOG anticipated production volumes • All else equal, increasing its net completed wells ~33% to 2016 guidance of 16 would result in a ~$2.10/share increase in unrisked NAV NOG’s Production Guidance Does Not Reflect Heightened Activity Levels in Basin Source: public filings, press releases, corporate presentations, and earnings/conference transcripts Note: Please refer to appendix for detailed sourcing information 2 Operators Q4 2016 Rig/Crew Count Expected 2017 Rig/Crew Count %∆ Commentary 2 4 - 5 100%+ • In Oasis’ Q4 16 press release, the Company announced their intention to double the number of operating rigs running across their core, “Wild Basin” acreage located in northern McKenzie county CLR 2 7 - 9 250%+ • Between December 2016 and its 1Q17 earnings release, Continental more than tripled the operated completion crews increasing from 2 to 7. • CLR announced that they will further increase to 9 crews by mid - year 1 2 100% • Halcon recently added a second operated rig to the Williston Basin and plans to hold this figure constant for the remainder of 2017 1 2 100% • Enerplus added a second rig to their Fort Berthold acreage in early 2017 and expects to drill 34 gross wells for the year Whiting 4 5 25%+ • In April 2017, the Company added a fifth operating rig in the Williston Basin, where they plan to spend ~$600mm in development during 2017. This is an increase of three on top of the two the Company had running in June 2016 • Whiting has been moving their rigs away from the DJ and towards the Bakken 1 7 600% • MRO was only running a single rig on their Bakken acreage in 4Q 2016. They are now running 7 rigs as of their latest investor presentation Hess 2 4 - 6 100%+ • Hess ending 2016 only operating 2 Bakken rigs; however, the Company has announced plans to increase their active rigs to 6 by the end of 2017 ; the Company is already operating 5 as of May 23 rd 100%+ Increase in Rigs Since late 2016 (1) (2) (3) (4) (5) (6) (7) (8)

Bakken Valuation Catalysts: 1) Rapidly Improving Well Results 2) Increasing Drilling Activity 3) Decreasing Basin Differentials 3

3

Bakken Valuation Catalysts

Bakken Differentials Trended Downward before the DAPL Became Operational

- The chart below shows how Northern's basin differentials have trended since 1Q14
- Since 2014, **basin differentials have decreased by a ~21% CAGR**
  - If this trend were to continue, differentials would decrease from an average of $8.06/bbl in 2016 to ~$6.38/bbl over 2017
- Over this period, the first quarter represents the widest differential NOG experiences during each fiscal year due to refinery turnarounds
  - In 1Q17, **Northern reported a $8.06/bbl differential which should represent this highest point in 2017**
- **Both the average 21% y/o/y decrease and the fact that differentials are widest in 1Q indicate that management's $8.00/bbl mid-point guidance is conservative before taking into account additional capacity from the DAPL**



2014
2015
2016
1Q
1Q
1Q
1Q17
Widest Differential in Calendar Year
~21% Annual Improvement
Basin differentials decreased~21% annually between 2014 and 2016
Basin Differential to WTI ($/bbl)
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
1/1/2014
4/1/2014
7/1/2014
10/1/2014
1/1/2015
4/1/2015
7/1/2015
10/1/2015
1/1/2016
4/1/2016
7/1/2016
10/1/2016
1/1/2017
Period that differentials exceeded FY avg
Period that differentials were less than FY avg
Reported Quarterly Differential
Average of Fiscal Year

Source: Company Public filings, earnings transcripts, corporate presentations, and press releases

40

3

Bakken Valuation Catalysts

Operators Communicating ~30% Differential Reduction in 2017/2018

- On June 1st, 2017, the Dakota Access Pipeline ("DAPL") will begin shipping crude which will increase Williston Basin pipeline and refining capacity ~55% to 1.3 million barrels of oil per day
  - This will meaningfully improve differentials as its represents the first time in over 5 years where pipeline/rail takeaway capacity exceeds in basin crude production
- The increase in pipeline capacity and resulting decrease in basin differentials is being communicated **by other operators as they are expecting a ~34% reduction in differentials to below $5.00/bbl on average**
  - Northern is communicating that differentials remain flat between 2016 and 2017 at $8.00/bbl
- **Assuming NOG realizes a $5.00/bbl basin differential indefinitely, the Company's unrisked NAV would increase ~$2.20/share**

Operator	2016 Differential	Expected Differential (2017/2018)[1]	%Δ	Commentary
Continental Resources	($8.4)	($6.4)	24%	"Well economics will improve as additional markets become available with new pipeline takeaway capacity in the region. Industry-wise, throughout the basin we are already seeing an approximately $2 per barrel increase in wellhead netbacks" –**Harold Hamm Q1 2017**
Whiting	(7.2)	(5.0)	31%	"Yeah, [DAPL has] been a nice change for sure, coming down at least a couple bucks already. Some of our areas in the Bakken now are in the low $5.00s and the outlook is actually for that to even improve a little bit more. We haven't put that into our guidance yet. But I would say that the outlook is for continuing shrinking differentials in the Bakken." –**James Volker, CEO Q1 2017**
enerPlus	(7.5)	(4.5)	40%	"On the revenue side, our Bakken and Marcellus differentials have improved by over 50% during that same two-year period. Combined, this has helped drive a 50% increase in our corporate netback before hedging" –**Ian Dundas, CEO Q1 2017** "We expect our Bakken crude oil differential to average US$4.50 per barrel below WTI for all of 2017" –**Eric Le Dain, SVP Q1 2017**
Abraxas Petroleum Corporation	(6.4)	(3.9)	39%	"As far as oil realizations go, you tell me what oil prices are going to do and we'll tell you what realizations are going to be. The one good thing we have been able to stabilize are differentials up in the Bakken, which have been a big contributor to our big differential company-wide for oil. We're going to save about $2.50 to $3.00 a barrel starting June 1 for a 9-month period. So that'll get us all the way through the year with a lower average oil differential, then you can apply what you expect to see what WTI is doing, and we'll have a little bit higher net after a lower differential." –**Robert Watson, CEO Q1 2017**

Source: Retrieved from operator earnings calls, 2016 10-ks and supplementary exhibits.
Note: Please refer to appendix for detailed sourcing information

41

42 $2.55 – – – $10.86 – ↑$2.80 ↑$2.73 ↑$2.78 – $5.35 $8.08 $10.86 ($1.00) $1.00 $3.00 $5.00 $7.00 $9.00 $11.00 $13.00 $15.00 $17.00 Base-case Valuation Increase to 900mboe TC Additional Net Completions per Year (12 to 16) Decreased Diffs from $8.00/bbl to $5.00/bbl Implied NAV per Share NAV per Share • The NAV bridge below starts with the base - case valuation of Northern Oil & Gas then directionally improves based on: ► The use of type curves communicated by peers ► Additional completions per year driven by higher activity levels in the Basin ► Reduced basin differentials resulting from higher take - away capacity • Assuming those three catalysts are effectively communicated to the market, Northern’s unrisked NAV per share could increase to $10.86 based on the current equity price deck Unrisked NAV Bridge Note: Unrisked NAV per share is not indicative of future share price performance as the market will discount (or “risk”) unde vel oped value Bakken Valuation Catalysts 1 2 3

V. Appendix

44 Bibliography Appendix • Slide 7: Strengths and Weaknesses Analysis ► Footnote 1 (Avg prod.) – Source: NDIC ► Foonote 2 (Various) – Source: Northern Corporate Presentation dated 5/8/2017 ► Footnote 3 (EUR Increase) – Source: Continental Presentations dated 3/6/15 & 5/3/17, Whiting Presentations dated 3/2/15 & 5/1/2017, and Oasis Presentatio ns dated 2/26/2015 & 5/9/2017 ► Footnote 4 ( Takeaway Capacity) – Source: North Dakota Pipeline Authority ► Footnote 5 (% decrease) – See slide titled “Operators Communicating ~30% Differential Reduction in 2017/2018” ► Footnote 6 (G&A/boe & LTM EBITDA) – Source: 1Q17, FYE16, 1Q16, 10Qs, 8Ks, & 10Ks ► Footnote 7 (daily trading) – Source: FactSet & I/B/E/S consensus estimates ► Footnote 8 (Rigs) – Source: Baker Hughes • Slide 17: OAS: Raised over $1Bn in the Capital Markets, Extended Debt Maturity, and Acquired 55k Net Acres in Core of Play ► Footnote 2 (Equity Raise) – Source: 2015 10K: subsequent events (Feb. 2016) ► Footnote 3 (Type Curve) – Source: February 2016 Investor Presentation: slides 8 & 11 ► Footnote 4 (Sales) – Source: Q2 2016 10Q: Divestitures section ► Footnote 5 (Repurchased notes) – Source: Q2 2016 10Q: Long term debt section ► Footnote 6 (Convertible notes) – Source: 8K released 9/19/2016 ► Footnote 7 (Purchased acreage) – Source: 8K released 10/18/2016 ► Footnote 8 (Type curve) – Source: Company presentation released 10/18/2016: slide 6 ► Footnote 9 (Equity issuance) – Source: 8K released 10/21/2016 ► Footnote 10 (TC Update) – Source: February 2017 Investor Presentation: slide 6 ► Footnote 11 (Purchased additional acreage) – Source: 10K released 2/23/2017

45 Bibliography (cont’d) Appendix • Slide 18: WLL: Exchanged Over $1.8Bn in Notes, Sold $675mm in Assets, and Amended RBL ► Footnote 2 (Exchange agreement) – Source: 8K released 3/18/2016 ► Footnote 3 (Credit agreement) – Source: 8K released 3/28/2016 ► Footnote 4 (Exchange agreement) – Source: 8K released 6/23/2016 ► Footnote 5 (TC update) – Source: June 28 2016 Corporate Presentation: slide 8 ► Footnote 6 (Asset sale) – Source: 8K released 8/2/2016 ► Footnote 7 (Exchange agreement) – Source: 8K dated 8/9/2016 ► Footnote 8 (TC Update) – Source: October 27 2016 Corporate Presentation: slide 8 ► Footnote 9 (Midstream sale) – Source: Press release dated 11/21/2016 ► Footnote 10 (Note Redemption) – Source: 2016 10K released 2/23/2017 ► Footnote 11 ( TC Update) – Source: May 1 2017 Corporate Presentation: slide 8 • Slide 20: Northern’s Optimism Has Been Costly Through the Downturn ► Footnote 2 (OAS Equity Issuance) – Source: 2015 10K subsequent events; 8K released 10/21/2016 ► Footnote 3 (OAS Convertible) – Source: 8K released 9/19/2016; Q2 2016 10Q; Long term debt section ► Footnote 4 (OAS Acquisitions) – Source: 8K released 10/18/2016; 10K released 2/23/2017 ► Footnote 5 (WLL Exchange/Redeem) – Source: 8K released 3/18/2016; 8K released 3/28/2016; 8K released 6/23/2016; 8K released 8/9/2016; 10K released 2/23/2017 ► Footnote 6 (WLL Asset sales) – Source: 8K released 8/2/2016; Press release dated 11/21/2016 ► Footnote 7 (Credit agreement) – 8K released 3/28/2016 ► Footnote 8 (OAS TC Updates) – Source: February 2016 Investor Presentation: slides 8 & 11; Company Presentation Released 10/18/2016: slide 6; May 2017 Inves tor Presentation: slide 6 ► Footnote 9 (WLL TC Updates) – Source: June 28 2016 Corporate Presentation: slide 8; May 1 2017 Corporate Presentation: slides 5 & 8 ► Footnote 10 (WLL Super TC) – Source: October 27 2016 Corporate Presentation: slide 8 ► Footnote 11 (Northern 2015 EUR) – Source: March 23, 2016 Corporate Presentation: slide 8

46 Bibliography (cont’d) Appendix • Slide 28: Bakken Valuation Catalysts ► Footnote 1 – Source: NDIC ► Footnote 2 (NOG 2016 wells) – Source: Northern IPAA Oil and Gas Investment Symposium Presentation: Slide 6 & 8 ► Footnote 3 (CLR EUR) – Source: January 2015 Investor Update: slide number 8; May 2017 Investor Update: slide 4 ► Footnote 4 (WLL EUR) – Source: May 1 2017 Corporate Presentation: slide 8; Whiting “A Stronger Company” presentation March 2015: slide 10 ► Footnote 5 (OAS EUR) – Source: February 2017 Investor Presentation: slide 6; November 2015 Investor Presentation: slide 7 ► Footnote 6 (Rig Count) – Source: Baker Hughes ► Footnote 7 (CLR Rigs) – Source: CLR Investor Presentations dated 12/13/2016 & 5/3/2017 ► Footnote 8 (Whiting Rigs) – Source: WLL Q1 2017 10Q (Operational Highlights); Q4 2016 Press Release: Capital Budget and Production Forecast ► Footnote 9 (Hess Rigs) – Source: HES Q1 2017 Presentation; Q1 2017 Press Release; North Dakota Oil and Gas Division website (May 23 rd ) ► Footnote 10 (Oasis Rigs) – Source: OAS Q4 2016 Press Release; Q1 2017 Investor Relations Presentation: slide 4 ► Footnote 11 (Marathon Rigs) – Source: MRO 2017 First Quarter Review: slide 14; Q1 2017 Press Release

47 Bibliography (cont’d) Appendix • Slide 31: Operators Using New Technology Report Latest Wells Beating Type Curve ► Footnote 1 (Marathon Legacy Design) – Source: 2016 Barclays CEO Energy Power Conference Slides: slide 6 ► Footnote 2 (Marathon Current Design) – Source: MRO 2016 10K ► Footnote 3 (Marathon Commentary) – Source: MRO First Quarter Review: slide 15; MRO Q1 2017 Earnings Call ► Footnote 4 (Continental Legacy Design) – Source: CLR Presentation dated 5/12/2014: slide 10 ► Footnote 5 (Continental Current Design) – Source: Retrieved from CLR Q1 2017 Earnings Call; CLR May 2017 Investor Update: slide 9; and Wall Street Research ► Footnote 6 (Continental Commentary) – Source: CLR May 2017 Investor Update: slide 4 ► Footnote 7 (Whiting Legacy Design) – Source: WLL May 2017 Corporate Presentation: slide 11; WLL Q3 2014 Financial and Operating Results Press Release ► Footnote 8 (Whiting Current Design) – Source: WLL May 2017 Corporate Presentation: slide 9; Q1 2017 Earnings Call ► Footnote 9 (Whiting Commentary) – Source: WLL May 2017 Corporate Presentation: slide 2, 8, & 10; Q1 2017 Earnings Call ► Footnote 10 (Halcon Legacy Design) – Source: HK Presentation dated 3/5/2013: slide 9 ► Footnote 11 (Halcon Current Design) – Source: HK May 2017 Company Presentation: slide 15 ► Footnote 12 (Halcon Commentary) – Source: HK May 2017 Company Presentation: slide 16 ► Footnote 13 (QEP Legacy Design) – Source: QEP Presentation dated 3/5/2015: slide 10 ► Footnote 14 (QEP Current Design) – Source: QEP Q3 2016 Presentation: slides 13 & 14; March 2017 Presentation, slide 24 ► Footnote 15 (QEP Commentary) – Source: QEP March 2017 Presentation: slide 25; Wall Street Research ► Footnote 16 (Oasis Legacy Design) – Source: OAS Presentation dated 11/9/201: slide 8 ► Footnote 17 (Oasis Current Design) – Source: OAS Q1 2017 Investor Relations (IR) Presentation: slides 4 & 8 ► Footnote 18 (Oasis Commentary) – Source: OAS Q1 2017 Investor Relations (IR) Presentation: slides 4 & 8

48 Bibliography (cont’d) Appendix • Slide 34: Offset Operators are Reporting Materially Higher EURs than NOG’s 800mboe TC ► Footnote 1 (Continental EUR) – Source: CLR Q1 2017 Investor Presentation: slide 4 ► Footnote 2 (Halcon EUR) – Source: HK Q1 2017 Company Presentation: slides 15 & 16 ► Footnote 3 (Whiting EUR) – Source: WLL May 2017 Corporate Presentation: slide 8 ► Footnote 4 (Oasis EUR) – Source: OAS May 2017 Investor Presentation: slide 5 & 6 ► Footnote 5 (Enerplus EUR) – Source: ERF Q1 2017 Financial & Operational Review: slide 14 ► Footnote 6 (Marathon 2016 Vintage Performance) – Source: MRO Q1 2017 Financial & Operational Review: slides 14 & 15 – Note: 1,000mboe EUR based on my analysis of the 2016 well’s cumulative production curve on the bottom left of slide 14 • Slide 35: Recent Well Results Confirm Completion Design Thesis; Drastically Beat NOG TC ► Footnote 1 (WPX well results) – Source: WPX 2017 Citi Global Energy & Utilities Conference slides: slide 5 ► Footnote 2 (Marathon well results) – Source: MRO Q1 2017 Financial & Operational Review: slides 14 & 15 ► Footnote 3 (QEP well results) – Source: QEP April 2017 Presentation: slide 13 ► Footnote 4 (Newfield well results) – Source: NFX Q1 2017 Press Release • Slide 38: NOG’s Production Guidance Does Not Reflect Heightened Levels Activity in Basin ► Footnote 1 (General) – I have calculated this percentage increase in rig count as the change between operator reported rig counts as of late 2016 an d w hat the same operator is expecting in 2017 ► Footnote 2 (Oasis Rigs) – Source: OAS Q4 2016 Press Release; Q1 2017 Investor Relations Presentation: slide 4 ► Footnote 3 (Continental Rigs) – Source: CLR Q1 2017 Press Release; North Dakota Oil and Gas Division website (May 23 rd ); Q1 2017 Earnings News Release ► Footnote 4 (Halcon Rigs) – Source: HK Q1 2017 Press Release

Appendix

Bibliography (cont'd)

- **Slide 38: NOG's Production Guidance Fails to Reflect Heightened Levels Activity in Basin (Cont.)**
  - Footnote 5 (Enerplus Rigs)
    - Source: ERF Q1 2017 Press Release; ERF Q4 2016 Press Release
  - Footnote 6 (Whiting Rigs)
    - Source: WLL Q1 2017 10Q (Operational Highlights); Q4 2016 Press Release: Capital Budget and Production Forecast
  - Footnote 7 (Marathon Rigs)
    - Source: MRO 2017 First Quarter Review, slide 14; Q1 2017 Press Release
  - Footnote 8 (Hess Rigs)
    - Source: HES Q1 2017 Presentation; Q1 2017 Press Release; North Dakota Oil and Gas Division website (May 23rd)

- **Slide 41: Operators Communicating ~30% Differential Reduction in 2017/2018**
  - Footnote 1 (All Operators)
    - Source: Each quote pulled from respective Q1 2017 earnings call. The percentage decline is calculated by subtracting the Companies' 2016 price realizations (Bakken only) from the SEC pricing reported in the independent engineering firm reserve report located in the 10K exhibits

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